

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 6, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration Shares of Beneficial Interest of the following series of PowerShares Exchange-Traded Fund Trust II, under the Exchange Act of 1934.

- PowerShares S&P Global Dividend Opportunities Index Portfolio
- PowerShares China Real Estate Portfolio
- PowerShares Frontier Markets Portfolio
- PowerShares Zacks International Multi-Asset Income Portfolio
- PowerShares MSCI Global Timber Portfolio
- PowerShares Shipping Portfolio
- PowerShares China All Cap Portfolio
- PowerShares S&P Global Water Index Portfolio
- PowerShares MSCI Emerging Markets Equal Country Weight Portfolio

Sincerely,

An Intercontinental Exchange Company